SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
FTI CAPITAL ADVISORS LLC	8-65587

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 18,042,529.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 18,042,529.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		
		Deductions in excess of $100,000 require documentation		
5	**a**	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 0.00

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 18,042,529.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 27,063.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A		$ 17,024.00	
11 a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 47.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2024 SIPC-6 and 6A(s)	$ 16,977.00		
d	Add lines 11a through 11c		$ 17,024.00	
12	**LESSER** of line 10 or 11d.			$ 17,024.00
13 a	Amount from line 8		$ 27,063.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 17,024.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 10,039.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 10,039.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-65587	DEA: FINRA	2024	Dec

MEMBER NAME
MAILING ADDRESS

FTI CAPITAL ADVISORS LLC
555 12TH ST NW 7TH FLR
WASHINGTON, DC 20004

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

FTI CAPITAL ADVISORS LLC	Chuck Eaton
(Name of SIPC Member)	(Authorized Signatory)
1/28/2025	charles.eaton@fticonsulting.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

KPMG LLP
Suite 900
8350 Broad Street
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

To the Member and the Management Committee
FTI Capital Advisors, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Form (Form SIPC-7) of FTI Capital Advisors, LLC (the Company) for the year ended December 31, 2024. The Company's management is responsible for its Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of those parties specified in this report and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting a difference of $181;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences; and

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, and noted no difference.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

McLean, Virginia
March 31, 2025

FTI Capital Advisors, LLC
8251 Greensboro Drive 4th floor
McLean, VA 22102
571.405.3326
www.fticonsulting.com

FTI CAPITAL ADVISORS
Member FINRA / MSRB / SIPC

FTI Capital Advisors, LLC. Exemption Report

FTI Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and providing general business and advisory services, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for any customers of any kind; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

FTI Capital Advisors, LLC

I, _Jeffrey C Bogushefsky__, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _*Jeffrey C. Bogushefsky*_

Title: Vice President, Financial Operations

March 31, 2025

KPMG LLP
Suite 900
8350 Broad Street
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

To the Member and the Management Committee
FTI Capital Advisors, LLC:

We have reviewed management's statements, included in the accompanying FTI Capital Advisors, LLC Exemption Report (the Exemption Report), in which (1) FTI Capital Advisors, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) is filing the Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and providing general business and advisory services, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2024 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

McLean, Virginia
March 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FTI Capital Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

555 12th Street NW, Suite 700
(No. and Street)

Washington	DC	20004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey Bogushefsky	571-405-3326	jeffrey.bogushefsky@fticonsulting.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG
(Name – if individual, state last, first, and middle name)

8350 Broad Street	McLean	VA	22105
(Address)	(City)	(State)	(Zip Code)

	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey C Bogushefsky, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FTI Capital Advisors, LCC, as of 12/31, 2024 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF FLORIDA
Christian Jennings
Comm.:HH 224154
Expires: Feb. 3, 2026
Notary Public - State of Florida

Signature: [signature]

Title: Financial Operations Principal

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FTI CAPITAL ADVISORS, LLC

Financial Statements and Supplemental Information

December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

TABLE OF CONTENTS

KPMG LLP
Suite 900
8350 Broad Street
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

To the Member and the Management Committee
FTI Capital Advisors, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FTI Capital Advisors, LLC (the Company) as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §

KPMG

240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2006.

McLean, Virginia
March 31, 2025

FTI Capital Advisors, LLC

Statement of Financial Condition

December 31, 2024

Assets	
Cash	$ 17,534,261
Accounts receivable, net	5,860,898
Notes receivable from employees	1,282,609
Prepaid expenses and other assets	32,029
Total assets	$ 24,709,797
Liabilities and Member's Equity	
Due to parent	$ 13,008,822
Unearned income	87,595
Accrued compensation and other	2,961,490
Total liabilities	16,057,907
Member's equity	8,651,890
Total liabilities and member's equity	$ 24,709,797

See accompanying notes to financial statements.

FTI Capital Advisors, LLC

Statement of Operations

Year Ended December 31, 2024

Professional advisory services revenue	$ 18,042,348
Expenses	
Employee compensation and related benefits	13,297,237
Provision for expected credit losses	930,949
Marketing and business development	74,176
Legal and professional fees	560,817
Rent and occupancy	144,907
Travel and entertainment	249,854
Special charges	485,011
Other expenses	2,285,181
Total expenses	18,028,132
Net income	$ 14,216

See accompanying notes to financial statements.

FTI Capital Advisors, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2024

Balance at December 31, 2023	$ 8,637,674
Net income	14,216
Balance at December 31, 2024	$ 8,651,890

See accompanying notes to financial statements.

FTI Capital Advisors, LLC

Statement of Cash Flows

Year Ended December 31, 2024

Operating activities	
Net income	$ 14,216
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	11,875
Amortization of notes receivable	465,378
Provision for expected credit losses	930,949
Changes in operating assets and liabilities:	
Accounts receivable, net	(1,634,232)
Prepaid expenses and other assets	199,910
Unearned income	(262,877)
Accrued compensation and other	472,136
Due from parent	6,453,217
Net cash provided by operating activities	6,650,572
Investing Activities	
Purchases of property plant and equipment	(4,734)
Net cash used in investing activities	(4,734)
Net increase in cash	6,645,838
Cash at beginning of year	10,888,423
Cash at end of year	$ 17,534,261

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization

FTI Capital Advisors, LLC (the Company), a Maryland limited liability company, acts as a financial advisor and an investment bank for private and public companies. The Company is a wholly owned subsidiary of FTI Consulting, Inc. (FTI Consulting). FTI Consulting is a leading global business advisory firm dedicated to helping organizations protect and enhance their enterprise value. FTI Consulting operates through five reportable segments: Corporate Finance & Restructuring, Forensic and Litigation Consulting, Economic Consulting, Technology, and Strategic Communications. The Company is within the Corporate Finance & Restructuring segment. The Company obtains all of its management and administrative services from FTI Consulting pursuant to a management service agreement (Note 2). Further, FTI Consulting provides financial support in the form of member equity contributions or forgiveness of intercompany payables, when needed, to allow the Company to maintain compliance with regulatory net capital requirements and working capital to allow the Company to fund its operations. FTI Consulting intends to continue to support the operations of the Company indefinitely. In the absence of this significant direct support, the Company would be required to seek alternative funding, which may not be available or may need to curtail its operations.

The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member firm of the Financial Industry Regulatory Authority (FINRA). The Company is not subject to the requirements of the Customer Protection Rule (Securities and Exchange Commission (SEC) Rule 15c3-3) because the Company's business activities are limited to those set forth in the conditions for exemption appearing in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c) Revenue Recognition

The Company derived its revenue from professional advisory services for the year ended December 31, 2024. Most of our advisory services are based on one of the following contract arrangement types: fixed-fee arrangements, contingent fee arrangements, or time and material arrangements. Regardless of arrangement type, generally these arrangements have one performance obligation. Fixed-fee arrangements require the client to pay a fixed fee in exchange for a predetermined set of professional services. Time and expense arrangements require the client to pay us based on the number of hours worked at contractually agreed-upon rates. We recognize revenue for time and expense contract arrangements based on hours incurred and contracted rates utilizing a right-to-invoice practical expedient because we have a right to consideration for services completed to date. When a time and expense arrangement has a not-to-exceed or "cap" amount and we expect to perform work in excess of the cap, we recognize revenue up to the cap amount specified by the client. The Company’s contracts typically include termination clauses exercisable by either party without penalty. Certain contract arrangements discussed above include contingent fee arrangements, which are based on the attainment of contractually-defined objectives with our client, such as completing a business transaction or assisting the client in achieving a specific business objective. We recognize revenue earned to date in an amount that is probable not to reverse and by applying the proportional performance method when the criteria for over time revenue recognition are met. Variable consideration to be included in the transaction price is estimated using the expected value method or the most likely amount method based on facts and circumstances.

(d) Accounts Receivable, Expected Credit Losses and Concentration of Risk

Timing of revenue recognition often differs from the timing of billing to our customers. If we have an unconditional right to invoice and receive payment for goods or services already provided, we record billed and unbilled receivables on our statement of financial condition. For the year ended December 31, 2024, we had $3,709,655 and $2,650,717 of billed and unbilled receivables, respectively. These balances are recorded in “Accounts receivable, net,” net of the allowance for doubtful accounts of $499,474, in the statement of financial condition. For the year ended December 31, 2023, the allowance for doubtful accounts was $548,984. Our accounts receivable are not collateralized.

We estimate the current-period provision for expected credit losses on a specific identification basis. Our provision for expected credit losses includes recoveries, direct write-offs and charges to other accounts. The total provision for expected credit losses for the year ended December 31, 2024 was $930,949. Our judgments regarding a specific client’s credit risk

considers factors such as the counterparty's creditworthiness, knowledge of the specific client's circumstances and historical collection experience for similar clients. Other factors include, but are not limited to, current economic conditions and forward-looking estimates. Our actual experience may vary from our estimates. If the financial condition of our clients were to deteriorate, resulting in their inability to pay, we may need to record additional provisions for expected credit losses in future periods. The risk of credit losses may be mitigated to the extent that we received a retainer from some of our clients prior to performing services. Our billed accounts receivables are written off when the potential for recovery is considered remote. Write-offs totaled $980,459 for the year ended December 31, 2024, of which $480,368 were direct write-offs. Write-offs were recorded due to our individual assessments of the deterioration in collectibility.

In 2024, the Company had five clients that represented 52% of its annual revenue. Two clients represented 18% and 14% of the Company's annual revenue. No other client represented greater than 10% of the Company's annual revenue. The Company had five clients that aggregated 65% of total billed accounts receivable as of December 31, 2024.

(e) Income Taxes

The Company is a limited liability company and as such is not subject to federal or state income taxes. Rather, the member is liable for any income taxes on the Company's profits. Income taxes have not been allocated to the Company as: (a) there is no contractual tax-sharing agreement between the Company and its parent, (b) distributions to the member have not been made specifically to service any tax obligations of the parent, and (c) there is no present intention to enter into a tax-sharing agreement or to make future distributions specifically to service any tax obligations of the parent. Therefore, a provision for income taxes is not included in the accompanying statement of operations.

(f) Notes Receivable from Employees

Notes receivable from employees principally include unsecured general recourse forgivable loans and retention payments, which are provided to attract and retain certain of our senior employees and other professionals. Generally, all of the principal amount and accrued interest of the forgivable loans we make to employees and other professionals will be forgiven according to the stated terms of the loan agreement, provided that the professional is providing services to the Company on the forgiveness date and upon other specified events, such as death or disability. Professionals who terminate their employment or services with us prior to the end of the forgiveness period are required to repay the outstanding, unforgiven loan balance and any accrued but unforgiven interest. We amortize forgivable loans ratably over the requisite service period of four to nine years. The amount of expense recognized at any date must at least equal the portion of the principal forgiven on the forgiveness date.

(g) Fair Value of Financial Instruments

We consider the recorded value of our financial assets and liabilities, which consists primarily of accounts receivable and accrued compensation to approximate the fair value of the respective assets and liabilities as of December 31, 2024, based on the short-term nature of the assets and liabilities. The due to parent has no set maturity date or stated interest and is owed to a related party (Note 2).

(h) Segment Reporting

In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which expands public entities' segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss and an amount and description of its composition for other segment items. ASU 2023-07 also requires public entities that have a single reportable segment to provide all the disclosures required in Topic 280, as amended. On January 1, 2024, we adopted ASU 2023-07. See Note 6, "Segment Reporting" for disclosures required under ASU 2023-07.

(i) Subsequent Events

Subsequent events have been evaluated through March 31, 2025, the date the financial statements were available to be issued.

During the first quarter of 2025, the Company recognized revenue of $1,351,100 based on the change in transaction price for transactions where performance obligations were fully or partially satisfied in prior periods, for which the transaction fees had been fully constrained as of December 31, 2024. See Note 4, "Revenue", for a further discussion of the Company's contingent fee arrangements.

(2) Related Party Transactions

The Company operates under a management service agreement with FTI Consulting, which continues through December 1, 2025 and shall be automatically renewed for successive one-year terms until terminated by either party upon 30-days' notice. Under the agreement, FTI Consulting provides all management and administrative services required by the Company. Management and administrative services consist principally of furnishing office space, equipment, and supplies, assisting in ensuring the Company's compliance with reporting and other administrative matters imposed by statute, regulations, and associations, facilitating the processing of payroll, insurance, and employee benefit administration, providing legal, financial, marketing, and sales support services, and other administrative services agreed to from time to time by both parties.

Professional services of the Company are provided by employees of FTI Consulting assigned to the Company during their performance under the contract. FTI Consulting charges the Company for the direct costs and related benefits of the employees assigned to the Company. In the current year, there was $4,488,746 charged to the Company, which is included in employee compensation and related benefits on the accompanying statement of operations.

There are currently eighteen employees of the Company. During 2024, the Company incurred $8,808,491 for direct costs and related benefits. During 2024, the Company was charged $238,404 for matching contributions to the FTI Consulting 401(k) plan made by FTI Consulting on behalf of the employees assigned to the Company, which is included in employee compensation and related benefits on the accompanying statement of operations.

During the year ended December 31, 2024, FTI Consulting leveraged resources of the Company to provide financial advisory and consulting services on behalf of the parent entity. The total amount recognized as revenue for these services was $572,876. The bill rates were consistent with standard rates charged to external customers.

During the year ended December 31, 2024, the Company recorded special charges of $485,011. The charges related to targeted headcount reductions where we realigned our workforce with current business demand for our services. A portion of the special charges was paid during the year ended December 31, 2024 and the remaining amounts will be paid in cash in the next 12 months.

Pursuant to the management service agreement, FTI Consulting is responsible for the payment of all of the Company's overhead and operating expenses, with the exception of expenditures for licenses or other fees payable to any governmental agency or industry regulatory group and costs associated with indebtedness of the Company. These operating expenses include salaries and expenses of employees of FTI Consulting assigned to the Company to work on FTI Capital Advisors' projects. The Company prepays or reimburses FTI Consulting for these expenses through intercompany payments, typically on a quarterly basis, which results in either a due to parent or a due from parent balance. FTI Consulting shall have the right, in its sole discretion, upon written notice, to reduce, waive or forgive such repayment amount of any expenses. Furthermore, in the event that the reimbursement or payment of any expenses by the Company would cause the net capital of the Company to fall below net capital requirements, such reimbursement amount shall be reduced on a dollar for dollar basis by any amount necessary to allow the Company to maintain required net capital.

Certain allocated expenses such as rent, utilities, and other overhead costs are included in rent and occupancy and other expenses on the accompanying statement of operations. These allocated expenses totaled 1,607,585 for the year ended December 31, 2024.

(3) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum net capital equivalent to $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined. Rule15c3-1 restricts a broker-dealer from engaging in any securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined by Rule 15c3-1. Net capital and aggregate indebtedness change from day to day.

As of December 31, 2024, the Company had net capital of $1,476,354 which was $405,826 in excess of the required net capital of $1,070,528. The Company's aggregate indebtedness was $16,057,907. Net capital is defined as net member's equity less non-allowable assets. Non-allowable assets are generally all assets that are not highly liquid.

(4) Revenue

Revenue recognized during the current period may include revenue recognized from performance obligations satisfied or partially satisfied in previous periods. This primarily occurs when the estimated transaction price has changed based on our current probability assessment over whether the agreed-upon outcome for our performance-based and contingent arrangements

will be achieved. The aggregate amount of revenue recognized related to a change in the transaction price in the current period, which related to performance obligations satisfied or partially satisfied in a prior period, was $4,066,792.

Unfulfilled performance obligations primarily consist of the fees not yet recognized under our proportional performance method for both our fixed fee arrangements and the portion of performance-based and contingent arrangements that we have deemed probable. As of December 31, 2024, the aggregate amount of the remaining contract transaction price allocated to unfulfilled performance obligations was zero. We elected to utilize the optional exemption which excludes from this disclosure fixed fee, performance-based and contingent arrangements with an original expected duration of one year or less and to exclude our time and expense arrangements for which revenue are recognized using the right-to-invoice practical expedient.

Contract assets are defined as assets for which we have recorded revenue, but we are not yet entitled to receive our fees because certain events, such as completion of the measurement period or client approval, must occur. The contract asset balance was zero as of December 31, 2024.

Contract liabilities are defined as liabilities incurred when we have received consideration but have not yet performed the agreed-upon services. This may occur when clients pay fees before work begins. The contract liability balance was zero as of December 31, 2024.

(5) Notes Receivable from Employees

The table below summarizes the changes in the carrying amount of our notes receivable from employees:

	2024
Notes receivable from employees - beginning	$ 1,747,987
Amortization	(465,378)
Notes receivable from employees - ending	$ 1,282,609

As of December 31, 2024, there were four notes outstanding. Total amortization expense for the year ended December 31, 2024 was $465,378 and is included in employee compensation and related benefits on the statement of operations.

(6) Segment Reporting

The Company manages its business within one operating segment in accordance with ASC Topic 280, *Segment Reporting*. Financial information is provided to and evaluated regularly by our chief operating decision maker ("CODM"), which is the Company's Chief Executive Officer.

The Company and segment derives revenues by providing professional advisory services to private and public companies. The accounting policies of the segment are the same as those described in Note 1. The CODM assesses performance for the segment and decides how to allocate resources based on multiple measures of profit or loss, including consolidated net income that is also reported in the statement of operations. Additionally, the CODM uses excess net capital, see Note 3 "Excess Net Capital," which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. Segment net income and significant segment expenses are presented in the statement of operations. The measure of segment assets is reported in the statement of financial condition.

SUPPLEMENTAL INFORMATION

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2024

Computation of net capital:	
Total members equity	$ 8,651,890
Deductions:	
Non-allowable assets:	
Accounts receivable, net	5,860,898
Notes receivable from employees	1,282,609
Prepaid expenses and other assets	32,029
Total deductions	7,175,536
Net capital	1,476,354
Total aggregate indebtedness:	16,057,907
Computation of basic net capital requirement:	
Minimum net capital requirement: the greater of $5,000 or 6 2/3% of aggregate indebtedness	1,070,528
Excess net capital	$ 405,826

There were no material differences between the above Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended unaudited December 31, 2024 Part IIA FOCUS Filing dated January 28, 2025.

See accompanying notes to financial statements.

FTI Capital Advisors, LLC

Computation for Determination of Reserve Requirements for Broker-Dealers under
SEC Rule 15c3-3

December 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in that the Company's activities are limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and providing general business and advisory services and the Company met the conditions for exemption appearing in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

See accompanying report of independent registered public accounting firm.

FTI Capital Advisors, LLC

Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3

December 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in that the Company's activities are limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and providing general business and advisory services and the Company met the conditions for exemption appearing in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

See accompanying report of independent registered public accounting firm.